

October 4, 2012

<u>Via E-mail</u>
Mr. Scott Goldenberg
Chief Financial Officer
The TJX Companies, Inc.
770 Cochituate Road
Framingham, MA   01701

> **Re:** **The TJX Companies, Inc.**
> **Form 10-K for the Fiscal Year Ended January 28, 2012**
> **Filed March 27, 2012**
> **Response dated September 28, 2012**
> **File No. 001-04908**

Dear Mr. Goldenberg:

We have reviewed your response letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Fiscal Year Ended January 28, 2012</u>

1.   We note your response to comment one in our letter dated August 30, 2012 that you purchase packaway or private label merchandise as part of your overall buying strategy. However, you do not record inventory according to these categories on a consolidated basis. Please clarify how you record packaway or private label merchandise, how your accounting for this merchandise on a consolidated basis is consistent with FASB ASC 330 and what consideration you have given to disclosing your accounting policy for this inventory in your policy note on page F-8 and disclosing the effect the sales of this merchandise has had on operations in Management's Discussion and Analysis.

2.   Please explain the process involved in managing, tracking and accounting for packaway and private label merchandise inventory.   Furthe,r tell us how you operationally determine the success of these products and the effect these packaway buys and private label arrangements have had on operations.   Tell us how you can continue this program with no apparent controls or management over the process. Your response should discuss the buying process, how you determine the product mix of this inventory, how you review the success of packaway and private label buys and how purchases and sales of this inventory specifically affects sales, margins and inventory turns.

3.   Tell us what percentage of inventory the packaway or private label inventory represents and if you do not track inventory by categories, explain how you know that packaway levels are consistent or slightly higher than prior year as mentioned in your 2nd quarter earnings call on August 14, 2012. Further, if you do not track inventory by categories, please clarify the basis for the statement on page 4 of the Form 10-K that "a small percentage of the merchandise we sell is private label merchandise produced for us by third parties."

      You may contact Joanna Lam at (202) 551-3476 or Melissa N. Rocha, Accounting Branch Chief at (202) 551- 3854 if you have questions regarding comments on the financial statements and related matters. Please contact Jay Williamson at (202) 551-3393 or John Reynolds, Assistant Director at (202) 551-3795 or me at (202) 551-3871 with any other questions.

                                        Sincerely,

                                        /s/Tia L. Jenkins

                                        Tia L. Jenkins
                                        Senior Assistant Chief Accountant
                                        Office of Beverages, Apparel, and
                                        Mining